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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                 SCHEDULE TO/A

                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
  (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 2)

                            WESTFIELD AMERICA, INC.
                       (Name of Subject Company (Issuer))
             WESTFIELD AMERICA MANAGEMENT LIMITED ACN 072 780 619,
                   IN ITS CAPACITY AS RESPONSIBLE ENTITY AND
              TRUSTEE OF WESTFIELD AMERICA TRUST ARSN 092 058 449
                            WESTFIELD AMERICA, INC.
                           WESTFIELD HOLDINGS LIMITED
                                 FRANK P. LOWY
                                 DAVID H. LOWY
                                 STEVEN M. LOWY
                                 PETER S. LOWY
                      (Names of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  959910 10 0
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                       CRAIG VAN DER LAAN DE VRIES, ESQ.
                            WESTFIELD AMERICA TRUST
                           LEVEL 24, WESTFIELD TOWERS
                               100 WILLIAM STREET
                                SYDNEY NSW 2011
                                   AUSTRALIA
                          TELEPHONE: 011-612-9358-7000
                          FACSIMILE: 011-612-9358-7077
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                             MORRIS J. KRAMER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                       $267,845,192                                                    $53,570

* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 16,482,781 shares of common stock, par value $.01 per share ("Common Stock"), of Westfield America, Inc. (the "Shares") at a purchase price of $16.25 per Share in cash. Such number of Shares includes 73,354,863 Shares outstanding as of February 14, 2001, less 56,872,082 Shares already beneficially owned by Westfield America Trust and its affiliates Westfield American Investments Pty. Limited and Westfield Corporation, Inc. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $53,570       Filing Party:   Westfield America Management Limited, in its capacity
                                                          as responsible entity and trustee of Westfield
                                                          America Trust
Form or Registration No.:   5-51021       Date Filed:     March 5, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    /X/  third-party tender offer subject to Rule 14d-1.
    / /  issuer tender offer subject to Rule 13e-4.
    /X/  going-private transaction subject to Rule 13e-3.
    / /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                         AMENDMENT NO. 2 TO SCHEDULE TO

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, originally filed on March 5, 2001, and the Rule 13e-3 Transaction Statement on Schedule TO, originally filed on March 19, 2001 (together, the "Schedule TO/Schedule 13E-3"), as amended by Amendment No. 1 to the Schedule TO/Schedule 13E-3 filed on March 27, 2001, by Westfield America Management Limited ACN 072 780 619, in its capacity as responsible entity and trustee of Westfield America Trust ARSN 092 058 449, an Australian publicly traded unit trust (the "Purchaser"), relating to the purchase of all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Westfield America, Inc., a Missouri corporation (the "Company"), at a price of $16.25 per Share, net to the seller in cash, less any amounts required by law to be withheld and paid to governmental entities, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2001, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO/Schedule 13E-3. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless otherwise defined herein, capitalized terms used but not otherwise defined herein have the meanings ascribed such terms in the Offer to Purchase.

ITEM 2. SUBJECT COMPANY INFORMATION.

    Item 2 is amended and supplemented as follows:

    On March 28, 2001, the Company issued a press release announcing the declaration of a pro rata dividend of $0.02456 per Share, which pro rata dividend will be paid on April 6, 2001 to shareholders of record on that date. A copy of the press release is filed as Exhibit (a)(1)(M) hereto and is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    Item 4 is amended and supplemented as follows:

    On March 28, 2001, the Purchaser issued a press release announcing that it has extended the expiration date of the Offer. As extended, the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on April 6, 2001. The Offer and withdrawal rights were previously scheduled to expire at 12:00 midnight, New York City time, on April 3, 2001. A copy of the press release is filed as Exhibit (a)(1)(M) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS.

    Item 12 is amended and supplemented by adding the following exhibit:

        "(a)(1)(M) Text of joint press release issued by the Company and the Purchaser, dated March 28, 2001, announcing pro rata dividend and extension of expiration date of the Offer."

                                       1
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                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 27, 2001 that the information set forth in this statement is true, complete and correct.

                                                       WESTFIELD AMERICA MANAGEMENT LIMITED,
                                                       In Its Capacity as Responsible Entity and
                                                       Trustee of Westfield America Trust

                                                       By:               /s/ PETER S. LOWY
                                                              --------------------------------------
                                                       Name:  Peter S. Lowy
                                                       Title: Director

                                       2
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    After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of March 27, 2001 that the information set forth in this statement is true, complete and correct.

                                 SCHEDULE 13E-3

                                                       WESTFIELD AMERICA, INC.

                                                       BY:             /S/ MARK A. STEFANEK
                                                              --------------------------------------
                                                       Name:  Mark A. Stefanek
                                                       Title: Chief Financial Officer

                                                       WESTFIELD AMERICA MANAGEMENT LIMITED,
                                                       in Its Capacity as Responsible Entity and
                                                       Trustee of Westfield America Trust

                                                       By:               /s/ PETER S. LOWY
                                                              --------------------------------------
                                                       Name:  Peter S. Lowy
                                                       Title: Director

                                                       WESTFIELD HOLDINGS LIMITED

                                                       BY:             /s/ STEPHEN P. JOHNS
                                                              --------------------------------------
                                                       Name:  Stephen P. Johns
                                                       Title: Director

                                                       /s/ FRANK P. LOWY
                                                       ---------------------------------------------
                                                       Frank P. Lowy

                                                       /s/ DAVID H. LOWY
                                                       ---------------------------------------------
                                                       David H. Lowy

                                                       /s/ STEVEN M. LOWY
                                                       ---------------------------------------------
                                                       Steven M. Lowy

                                                       /s/ PETER S. LOWY
                                                       ---------------------------------------------
                                                       Peter S. Lowy

                                       3
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                                 EXHIBIT INDEX

    (a)(1)(M) Text of joint press release issued by the Company and the Purchaser, dated March 28, 2001, announcing pro rata dividend and extension of expiration date of the Offer.

                                       4